Arno Therapeutics, Inc.
30 Two Bridges Road, Suite 270
Fairfield, New Jersey 07004

September 4, 2008

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W.
Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel
Mail Stop 3561

Re:	Arno Therapeutics, Inc. (the “Company”) Form 10-KSB for the year ended December 31, 2007 File No. 000-52153

Dear Ms. Cvrkel:

This shall confirm that the Company has received your letter dated July 21, 2008 containing comments to the Company’s Form 10-KSB for the year ended December 31, 2007. In accordance with the undersigned’s discussions with the Staff, the Company intends to amend the Form 10-KSB, and to provide a written response to such comments, on or before September 12, 2008.

In the meantime, please do not hesitate to contact the undersigned at (862) 703-7175 with any questions.

Sincerely,

/s/ Brian Lenz

Chief Financial Officer
Arno Therapeutics, Inc.

cc:	Mr. Jim Peklenk
Mr. Christopher J. Melsha, Esq.